Exhibit 99.1

Borr Drilling Announces Settlement of Offering of Common Shares

Hamilton, Bermuda, December 10, 2025 – Borr Drilling Limited (NYSE: BORR) (the “Company”) announced today the settlement of its previously announced public offering of 21 million common shares at a price of $4.00 per share for total gross proceeds of $84 million (the “Equity Offering”).

The Company plans to use the proceeds from the Equity Offering, together with proceeds from a priced debt offering announced on December 9, 2025, seller financing and, if necessary, available cash, for the acquisition of five premium jack-up rigs announced on December 8, 2025 and for general corporate purposes, which may include debt service, capital expenditures, funding of working capital and potential mergers and acquisitions.

DNB Carnegie, Inc. and Clarksons Securities AS are joint global coordinators and bookrunners, Citigroup Global Markets, Inc., Fearnley Securities AS and Pareto Securities AS are joint bookrunners, and BTIG, LLC and Morgan Stanley & Co. LLC are co-managers for the Equity Offering.

The Equity Offering was made pursuant to an effective shelf registration statement which has been filed by the Company with the Securities and Exchange Commission (“SEC”) on April 11, 2025.  The Equity Offering was made only by means of a prospectus and a related prospectus supplement. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the preliminary prospectus supplement and accompanying prospectus related to the offering may be obtained, when available, by contacting DNB Carnegie, Inc., Attn: Compliance Department, by telephone: 212-681-3800, or by email at:  _DNB_Carnegie_Compliance_US@dnbcarnegie.com.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “anticipate,” “plan,” “expect,” or other similar expressions. These forward-looking statements include statements with respect to the intended use of proceeds and other non-historical statements.  The forward-looking statements included in this press release are based on the Company’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements, including risks relating to the ultimate use of proceeds of the Equity Offering including the acquisition of five premium jack-up rigs, and other risks described in our annual report on Form 20-F for the year ended December 31, 2024 and our other filings with and submissions to the SEC. As such, readers should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208